

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Joshua A. Griffin
President and Chief Executive Officer
Network Dealer Services Holding Corp.
1725 East 1450 South, Suite 340
Clearfield, Utah 84015

      Re: **Network Dealer Services Holding Corp.**
                Amendment No. 3 to Form 10-12G
                Filed September 16, 2010
                File No. 000-53984

Dear Mr. Griffin:

      We have completed our review of your Form 10 and related filings and do not have any further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director

cc: Leonard Burningham, Esq.
    Via facsimile (801) 355-7126